# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TPG Inc., CIK 0001880661
CUSIP: 872657101
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 08/14/2026
Amends the filing with accession number 0001193125-23-269458
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, 817-871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 210,848,910; sole dispositive power 0; shared dispositive power 210,848,910; aggregate amount beneficially owned 210,848,910 (55.8% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above assumes that there is a total of 377,918,766 shares of Class A Common Stock (as defined below) outstanding, which is the sum of the (i) 160,109,058 shares of Class A Common Stock outstanding as of July 31, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Securities and Exchange Commission (the "Commission") on August 4, 2026, (ii) 6,960,798 shares of Class A Common Stock issued in connection with the Q3 2026 Exchange (as defined below), and (iii) 210,848,910 shares of Class A Common Stock issuable upon exchange of 210,848,910 Common Units (as defined below) and the cancellation of a corresponding number of shares of Class B Common Stock (as defined below).
- Coulter James G. (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,410,746; shared voting power 210,848,910; sole dispositive power 2,410,746; shared dispositive power 210,848,910; aggregate amount beneficially owned 213,259,656 (56.4% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above assumes that there is a total of 377,918,766 shares of Class A Common Stock outstanding, which is the sum of the (i) 160,109,058 shares of Class A Common Stock outstanding as of July 31, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 4, 2026, (ii) 6,960,798 shares of Class A Common Stock issued in connection with the Q3 2026 Exchange, and (iii) 210,848,910 shares of Class A Common Stock issuable upon exchange of 210,848,910 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.
- Winkelried Jon (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 863,541; shared voting power 210,848,910; sole dispositive power 863,541; shared dispositive power 210,848,910; aggregate amount beneficially owned 211,712,451 (56% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above assumes that there is a total of 377,918,766 shares of Class A Common Stock outstanding, which is the sum of the (i) 160,109,058 shares of Class A Common Stock outstanding as of July 31, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 4, 2026, (ii) 6,960,798 shares of Class A Common Stock issued in connection with the Q3 2026 Exchange, and (iii) 210,848,910 shares of Class A Common Stock issuable upon exchange of 210,848,910 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: TPG Inc.
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Comment: This Amendment No. 9 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on November 2, 2023, as amended and supplemented by Amendment No. 1 filed on December 4, 2023, Amendment No. 2 filed on February 28, 2024, Amendment No. 3 filed on March 4, 2024, Amendment No. 4 filed on November 18, 2024, Amendment No. 5 filed on February 25, 2025, Amendment No. 6 filed on May 22, 2025, Amendment No. 7 filed on August 20, 2025 and Amendment No. 8 filed on May 18, 2026 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the shares of Class A Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the second through fifth paragraphs of Item 2(a) of the Original Schedule 13D in their entirety as set forth below:

"TPG GP A is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company. TPG Group Holdings (SBS) Advisors, LLC is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which directly holds 169,591,631 shares of Class B common stock, $0.001 par value per share ("Class B Common Stock"), of the Issuer.

Alabama Investments (Parallel) GP, LLC is the general partner of each of (i) Alabama Investments (Parallel), LP, a Delaware limited partnership that directly holds 34,554,949 Common Units and a corresponding number of shares of Class B Common Stock, (ii) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership that directly holds 455,000 Common Units and a corresponding number of shares of Class B Common Stock, and (iii) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership (together with Alabama Investments (Parallel), LP and Alabama Investments (Parallel) Founder A, LP, the "API Entities") that directly holds 875,000 Common Units and a corresponding number of shares of Class B Common Stock.

The Peppertree Holders (as defined below) directly hold an aggregate of 5,372,330 Common Units and an equal number of shares of Class B Common Stock. As a result of the agreements entered into by the Peppertree Holders, TPG GP A may be deemed to be the beneficial owner of the Common Units and shares of Class B Common Stock directly held by the Peppertree Holders.

Excluding the securities beneficially owned by TPG Group Holdings (SBS), L.P., the API Entities and the Peppertree Holders, Mr. Coulter beneficially owns directly or indirectly 2,410,746 shares of Class A Common Stock, and Mr. Winkelried beneficially owns directly or indirectly 863,541 shares of Class A Common Stock."

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following before the penultimate paragraph:

"Q3 2026 Exchange

Pursuant to the Exchange Agreement, on August 14, 2026, 6,960,798 Common Units were ultimately distributed to certain partners of TPG Partner Holdings, L.P. and the API Entities in connection with the exchange by such partners of those Common Units for an equal number of shares of Class A Common Stock and the cancellation of an equal number of shares of Class B Common Stock (the "Q3 2026 Exchange")."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

"(a)-(b) The following sentence is based on a total of 377,918,766 shares of Class A Common Stock outstanding, which is the sum of the (i) 160,109,058 shares of Class A Common Stock outstanding as of July 31, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 4, 2026, (ii) 6,960,798 shares of Class A Common Stock issued in connection with the Q3 2026 Exchange, and (iii) 210,848,910 shares of Class A Common Stock issuable upon exchange of 210,848,910 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock. Pursuant to Rule 13d-3 under the Act, TPG GP A may be deemed to beneficially own 210,848,910 shares of Class A Common Stock, which constitutes approximately 55.8% of the outstanding shares of Class A Common Stock; Mr. Coulter may be deemed to beneficially own 213,259,656 shares of Class A Common Stock, which constitutes approximately 56.4% of the outstanding shares of Class A Common Stock; and Mr. Winkelried may be deemed to beneficially own 211,712,451 shares of Class A Common Stock, which constitutes approximately 56.0% of the outstanding shares of Class A Common Stock."
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.

## Signatures
- TPG GP A, LLC: /s/ Matthew White, Matthew White / Vice President (08/18/2026)
- Coulter James G.: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (08/18/2026)
- Winkelried Jon: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (08/18/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).